FOR IMMEDIATE RELEASE                                   NEWS
                                   Contact:  James A. Demme,
                                                    Chairman
                                              (405) 879-6600


                HOMELAND HOLDING CORPORATION
         SHARES WILL TRADE IN NASDAQ NATIONAL MARKET


OKLAHOMA CITY, OK, April 8, 1997 -- The common stock of Homeland Holding

Corporation ("Homeland") will begin trading on April 14, 1997, in the

Nasdaq National Market, James A. Demme, Chairman, President and Chief

Executive Officer announced.   Homeland, whose trading symbol is HMLD,

is a leading supermarket chain with 66 stores in the Oklahoma, southern

Kansas and Texas panhandle region.

      James  A. Demme noted that Homeland's entry into the Nasdaq National

Market provides brokers and others with immediate access to the best bid and ask prices and other information about the company's shares throughout the trading day.  Those prices are available in over more than 200,000 electronic terminals in brokers' offices throughout the United States and the world.

     Homeland achieved sales of $527.8 million and EBITDA of $19.5 million or approximately 4% of sales in 1996.  The company's comparable store sales for the stores in operation throughout 1996 increased by 0.3%.  Mr. Demme stated that Homeland is pleased with the results of its recent restructuring that lowered its operating and occupancy costs and enabled it to better compete in the marketplace.

       The current market makers for Homeland's common stock are Donaldson,

Lufkin and Jenrette of New York, New York; Barron Chase Securities of Tulsa,

Oklahoma; and Herzog, Heine and Geduld, of Jersey City, New Jersey.